UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from [__________________] to [________________]

Commission file number 1-9876

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings and Investment Plan
for Employees of Weingarten Realty

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WEINGARTEN REALTY INVESTORS
2600 Citadel Plaza Drive
Houston, Texas 77008

Financial Statements and Exhibit

(a)	Financial Statements		Page
	(1)	Report of Independent Registered Public Accounting Firm	3
	(2)	Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	4
	(3)	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	5
	(4)	Notes to Financial Statements	6
	(5)	Schedule of Assets (Held at End of Year) as of December 31, 2010	13

The financial statements and schedule referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

(b)	Signatures		14
(c)	Exhibit
	23.1	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Committee
Savings and Investment Plan for
Employees of Weingarten Realty
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements and the schedules referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Calvetti, Ferguson & Wagner, P.C.

Houston, Texas
June 21, 2011

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009

ASSETS

Participant-directed investments, at fair value (Note 3):
Mutual funds	$27,745,924	$21,927,488
Common/collective trust fund	6,525,192	7,424,791
Common stock fund	3,355,329	2,623,822
Money market fund	1,012,968	358,679
Cash	175	68,229
Notes receivable from participants	553,540	582,249
Total assets	39,193,128	32,985,258

LIABILITIES
Due to brokers	-	100,540
Benefits payable	-	68,024
Total liabilities	-	168,564

Net assets available for benefits at fair value	39,193,128	32,816,694

Adjustment from fair value to contract value for fully benefit-responsive contracts	(127,141)	(35,343)

Net assets available for benefits	$39,065,987	$32,781,351

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2010 and 2009

	2010	2009

Additions:
Notes receivable from participants, net	$26,346	$30,520

Investment income (loss):
Interest/dividend income:
Mutual funds	344,724	349,833
Common stock fund	140,310	-
Other income	353	-
Net appreciation (depreciation) in fair value of investments:
Common/collective trust fund	156,684	172,306
Mutual funds	2,720,770	5,453,402
Common stock fund	538,388	(309,250)

Total investment income (loss)	3,901,229	5,666,291

Contributions:
Participants	2,729,673	2,634,328
Employer	877,745	887,030
Participant rollovers	80,800	8,350

Total contributions	3,688,218	3,529,708

Total additions	7,615,793	9,226,519

Deductions:
Benefits paid to participants	1,327,176	2,525,187
Administrative expenses	3,981	33,894

Total deductions	1,331,157	2,559,081

Net increase	6,284,636	6,667,438

Net assets available for benefits, beginning of year	32,781,351	26,113,913

Net assets available for benefits, end of year	$39,065,987	$32,781,351

The accompanying notes are an integral part of these financial statements.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The following description of the Savings and Investment Plan for Employees of Weingarten Realty (the “Plan”) provides only general information.  The Plan provides retirement and related benefits for employees of Weingarten Realty Investors (“WRI”) and its wholly owned subsidiary, Weingarten Realty Management Company (“WRMC”), (collectively, the  “Company”).  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General
The Plan is a voluntary defined contribution plan covering all eligible employees of the Company.  Mickey Townsell, (Vice President/Human Resources at WRI) is the plan administrator.  All employees are eligible to participate in the Plan upon their hire date with the exception of those classified as a leased employee, a non-resident alien with no United States earned income or an employee governed by a collective bargaining agreement.  To be eligible to participate in the Plan, an employee must have completed at least one hour of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participants may elect to contribute pre-tax or post-tax annual compensation up to the maximum amount allowed by the Internal Revenue Service (“IRS”) of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan.  Participants can rollover balances from certain individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 and older are eligible to contribute for the calendar years ended December 31, 2010 and 2009, an additional $5,500, as a “catch-up” contribution in excess of the maximum 401(k) contributions of $16,500 each year.  Participants may change their percentage contribution election at any time.  The Company matches up to 50% of the first 6% of the participant’s compensation for each plan year (limited to the maximum amount allowed by the IRS).  The match is invested in various investment options as directed by the participant.

The Company may also make discretionary contributions which are subject to the approval of the Board of Trustees.  Discretionary contributions are allocated to the individual participant based on the ratio of the participant’s compensation to the total compensation of all participants during the year.  No discretionary contributions were made during the years ended December 31, 2010 and 2009.  Discretionary contributions are invested in various investment options as directed by the participant.

Participants’ Accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and an allocation of net plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  Participants may direct the investment of their account balances into various investment options offered by the Plan.  Currently, the Plan offers 17 funds as investment options for participants.

Vesting
Participants are immediately vested in their pre-tax or post-tax deferred contributions and any income or loss thereon.  Participants become 100% vested in Company contributions after five years of service.

Participant Loans
Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The minimum loan amount is $1,000.  The loans are secured by the balance in the participant’s account and bear interest at 3.75% to 9.25%, which are commensurable with local prevailing rates as determined at a fixed rate based on prime plus 1% at the time of issuance.  The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less, unless the loan is to purchase a principal residence in which case the repayment period shall not exceed 15 years.  Principal and interest are credited to the participant’s account.  Upon a participant’s termination or retirement, any outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an ongoing repayment arrangement has not been made with the Plan.  Loans to participants are reported as Notes Receivable from Participants, net at the unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits
Upon termination of service due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum distribution or installment payments under various options.  Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Forfeitures
All Company contributions credited to a participant’s account, but not vested are forfeited by the participant.  Forfeitures of Company contributions credited to a participant’s account are applied to reduce subsequent Company contributions.  During the years ended December 31, 2010 and 2009, forfeitures in the amounts of $49,119 and $78,560 respectively, were used to reduce the Company’s contributions.  Forfeited non-vested accounts totaled $33,152 and $16,351 at December 31, 2010 and 2009, respectively.

Plan Amendment
The Company has the right to amend the Plan at any time.  However, no amendment can reduce the amount of any participant’s account or the participant’s vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition
Investments are stated at fair value as defined below:
•	Mutual Funds and Common Stock Fund
These assets are valued based on publicly quoted market prices.

•	Common/Collective Trust Fund

   The unit price of the common/collective trust fund is based on the fair values of the underlying assets of the fund, minus its liabilities, and then divided by the number of shares outstanding as determined by the fund’s trustee.

    The fund’s trustee uses the following valuation methods for the assets.  Conventional investment contracts fair value is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year end.  Individual assets of the synthetic investment contract are generally valued at representative quoted market prices.  Short-term securities, if any, are stated at amortized cost, which approximates market value.  Debt securities are valued on the basis of valuations furnished by a pricing service approved by the fund’s trustee, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders.  Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.

The fair value of these assets is then adjusted by the account level fees determined by the Fee Class Schedule described in the Plan’s trust fund agreement.

    The common/collective trust fund consists of fully benefit-responsive investment contracts as defined by GAAP.  At December 31, 2010 and 2009, the statements of net assets available for benefits present this investment at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract value.  The statements of changes in net assets available for benefits are presented on a contract value basis for both periods as defined by GAAP.  Contract value is based on the invested principal plus accrued interest on the investment contracts held, as determined by the fund’s trustee.

Purchase and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainty
The Plan invests in various investment securities.  Such investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Administrative Expenses
Certain administrative expenses of the Plan are paid directly by the Company or directly by the Plan and participants.

Reclassifications
The reclassification of prior year’s investment in participant loans on the Statement of Net Assets Available for Benefits to notes receivable for participants was made to conform to the current year presentation as described in New Accounting Standards below.  This reclassification had no impact on previously reported net assets available for benefits or changes in net assets available for benefits.

Subsequent Events
The Plan has evaluated subsequent events through June 21, 2011, which is the date the financial statements were issued.

New Accounting Standards
In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 changed the reporting of loans to participants.  Prior to ASU 2010-25, loans to participants were reported as investments at fair value.  ASU 2010-25 requires that loans to participants be reported as notes receivable from participants at the unpaid principal balance plus any accrued but unpaid interest.  ASU 2010-25 is effective for periods ending after December 15, 2010.  The Plan adopted ASU 2010-25 as of December 31, 2010 and applied the standard retrospectively for all periods presented. The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures, which requires new disclosures for Levels 1 and 2 of the hierarchy, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of the existing fair value disclosures.  ASU 2010-06 was effective for the Plan beginning January 1, 2010 and its adoption did not materially impact the Plan’s financial statements.

3.	INVESTMENTS

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009:

	2010	2009

Gartmore Morely Stable Value Common Trust Fund	$6,525,192	$7,424,791
American Funds Growth Fund R-4	3,469,399	2,709,643
JPMorgan Core Bond Fund A	3,410,802	3,536,154
Weingarten Realty Investors Stock Fund	3,355,329	2,623,822
MFS Value Fund A	2,832,268	2,281,114
Blackrock S&P 500 Index I	2,600,426	*
American Funds Europacific Growth R-4	2,587,130	2,416,830
Dodge & Cox Stock Fund	2,406,841	1,659,395
Prudential Jennison Mid Cap Growth Fund A	2,392,252	1,888,446
________________ * Investment’s balance does not exceed 5% of the Plan’s net assets at the respective year end.

4.	FAIR VALUE MEASUREMENTS

In accordance with GAAP, the Plan classifies its investments within the fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.  Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.  Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.  In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.  The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009, aggregated by the level in the fair value hierarchy in which those measurements fall, are as follows:

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2010

Investments:
Mutual funds
Large company funds	$5,007,267			$5,007,267
Mid company funds	4,235,524			4,235,524
Small company funds	1,803,786			1,803,786
International funds	3,665,770			3,665,770
Fixed income funds	4,392,705			4,392,705
Growth funds	8,640,872			8,640,872
Common/collective trust fund		$6,525,192		6,525,192
Common stock fund	3,355,329			3,355,329
Money market fund	1,012,968			1,012,968
Total	$32,114,221	$6,525,192	$ -	$38,639,413

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2009

Investments:
Mutual funds
Large company funds	$3,288,895			$3,288,895
Mid company funds	3,437,492			3,437,492
Small company funds	1,236,047			1,236,047
International funds	2,975,855			2,975,855
Fixed income funds	3,904,635			3,904,635
Growth funds	7,084,564			7,084,564
Common/collective trust fund		$7,424,791		7,424,791
Common stock fund	2,623,822			2,623,822
Money market fund	358,679			358,679
Total	$24,909,989	$7,424,791	$ -	$32,334,780

5.	INVESTMENT CONTRACTS IN COMMON/COLLECTIVE TRUST FUND

The Plan through its investment in the common/collective trust fund has fully benefit-responsive investment contracts issued by insurance companies and other institutions.  The fund’s trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The common/collective trust fund is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the fund’s trustee.  Contract value represents invested principal plus accrued interest on the investment contracts held.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is remote.

Most investments in the common/collective trust fund are contractually obligated to pay the principal and specified interest rate that is guaranteed to the trust fund.  The crediting interest rate is based on a formula agreed upon with the fund’s trustee, but may not be less than 0%.  Such interest rates are reviewed on a monthly or quarterly basis for resetting.  The crediting rate of the contract is expected to track current market yields on a trailing basis.

Average fund blended yields:	2010	2009
Based on annualized earnings (1)	2.66%	2.65%
Based on interest rate credited to participants (2)	2.75%	2.52%
________________
(1)	Calculated based on a single unit of participation outstanding throughout the year.
(2)	Calculated based on weighted average credit rating of all the fund’s investment contracts and short-term income at year-end.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants’ accounts will become fully vested in their employer contributions and will be distributed in accordance with Plan provisions.

7.	INCOME TAX STATUS

The Plan has received a favorable determination letter, dated March 31, 2008, from the Internal Revenue Service (“IRS”) which states that the Plan qualifies under Section 401 (a) of the Internal Revenue Code (“IRC”) and, therefore, has made no provision for federal income taxes under the provisions of Section 501 (a).  The Plan has been amended since receiving the determination letter, however; the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8.	PARTY-IN-INTEREST TRANSACTIONS

The Plan assets were managed by Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) beginning September 2009 and previously by The Standard. Both Merrill Lynch and The Standard was the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for the daily operational services of the Plan amounted to $3,981 and $33,884 inclusive of fees paid directly by the common/collective trust fund of $296 and $8,453 for the years ended December 31, 2010 and 2009, respectively.

Also, the Company engaged The Standard and subsequently SWBC Investment Company to monitor and provide recommendations for the Plan’s investment fund offerings.  For the years ended December 31, 2010 and 2009, the Company recorded expenses of $30,972 and $10,993, respectively.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Form 5500, Schedule H, Line 4i
EIN:   74-1464203
Plan:                002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common/Collective Trust Fund: Gartmore Morely	Gartmore Morely Stable Value (at contract value)	(i)	$6,398,051
	Money Market Fund: FFI	FFI Institutional Fund	(i)	1,012,968
	Mutual Funds:
	American Funds	American Funds Growth Fund R-4	(i)	3,469,399
	J. P. Morgan Funds	JPMorgan Core Bond Fund A	(i)	3,410,802
	MFS Funds	MFS Value Fund A	(i)	2,832,268
	BlackRock Funds	BlackRock S&P 500 Index Fund I	(i)	2,600,426
	American Funds	American Funds Europacific Growth R-4	(i)	2,587,130
	Dodge & Cox	Dodge & Cox Stock Fund	(i)	2,406,841
	Jennison Associates	Prudential Jennison Mid Cap Growth Fund A	(i)	2,392,252
	Janus Investment Fund	Perkins Mid Cap Value Fund A	(i)	1,843,272
	BlackRock Funds	BlackRock Capital Appreciation Portfolio A	(i)	1,267,422
	Thornburg Funds	Thornburg International Value Fund A	(i)	1,078,640
	Aston/Montag & Caldwell	Aston/Montag & Caldwell Growth Fund N	(i)	1,012,377
	Goldman Sachs Trust	Goldman Sachs Small Cap Value Fund A	(i)	958,747
	Sentinel Investments	Sentinel Small Company Fund A	(i)	845,039
	Goldman Sachs Trust	Goldman Sachs Short Duration Govt. Fund A	(i)	788,768
	J. P. Morgan Funds	JPMorgan Government Bond Fund A	(i)	193,135
	American Century Investments	American Century Strategic Allocation Moderate Fund A	(i)	59,406
	Total Mutual Funds			27,745,924

*	Weingarten Realty Investors	Weingarten Realty Investors Stock Fund	(i)	3,355,329
*	Participant Loans	Due semi-monthly, bearing interest 3.75% to 9.25%	(i)	553,540
	Cash		(i)	175

	Total Investments		(i)	$39,065,987

*	A party in interest as defined by ERISA.
(i)	Historical costs of participant-directed investments are not a required disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF WEINGARTEN REALTY

Date: June 21, 2011	By:	/s/ Andrew M. Alexander
Andrew M. Alexander, President/
Chief Executive Officer